NO ACT

September 26, 2007



Response of the Office of International Corporate Finance
Division of Corporation Finance

Re: Transocean Inc.
Incoming letter dated September 25, 2007

The position of the Division of Corporation Finance is as follows. Capitalized terms have the same meanings as defined in your letter.

Based on the facts presented, the Division will not recommend enforcement action to the Commission if Transocean, in reliance on your opinion of counsel that the exemption under Section 3(a)(10) of the Securities Act of 1933 is available, issues New Transocean Ordinary Shares to the holders of its Old Transocean Ordinary Shares, and new Transocean Ordinary Shares to the holders of GlobalSantaFe Ordinary Shares, pursuant to the Schemes of Arrangement, each as described in your letter, without registration under the Securities Act. In reaching this position, we have noted that:

- the Cayman Court will conduct a hearing on the fairness of the Schemes of Arrangement to the holders of Old Transocean Ordinary Shares and GlobalSantaFe Ordinary Shares;

- the Cayman Court will approve the fairness of the terms and conditions of each of the Schemes of Arrangement before issuance of the New Transocean Ordinary Shares pursuant to the Schemes of Arrangement;

- all prospective recipients of the New Transocean Ordinary Shares under the Schemes of Arrangement will receive notice of the Court Hearing regarding the Schemes of Arrangement and will have the opportunity to be heard at the Court Hearing; and

- Transocean will advise the Cayman Court before the hearing that, if the Cayman Court approves the terms and conditions of the Schemes of Arrangement, its sanctioning of the Schemes of Arrangement will constitute the basis for the issuance of the New Transocean Ordinary Shares under the Schemes of Arrangement without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).

The Division is of the view that the New Transocean Ordinary Shares received pursuant to the Schemes of Arrangement will not be "restricted securities" within the meaning of Securities Act Rule 144(a)(3). Further, the Division is of the view that recipients of the New Transocean Ordinary Shares may resell these securities as follows:

(1) Persons who are not affiliates of Transocean or GlobalSantaFe before completion of the Schemes of Arrangement, and who are not affiliates of Transocean after

completion of the Schemes of Arrangement, may resell the New Transocean Ordinary Shares they receive under the Schemes of Arrangement without regard to Securities Act Rule 144 or 145(c) and (d).

(2) Persons who are affiliates of Transocean or GlobalSantaFe before completion of the Schemes of Arrangement, but who are not affiliates of Transocean after completion of the Schemes of Arrangement, may resell the New Transocean Ordinary Shares they receive under the Schemes of Arrangement in accordance with Securities Act Rule 145(d)(1), (d)(2) or (d)(3). However, when computing the holding period of the Section 3(a)(10) securities for purposes of Rule 145(d)(2) or (d)(3), such persons may not "tack" the holding period of the securities exchanged for the Section 3(a)(10) securities in the Section 3(a)(10) exempt transaction.

(3) Persons who are affiliates of Transocean or GlobalSantaFe before completion of the Schemes of Arrangements and are affiliates of Transocean after completion of the Schemes of Arrangement may resell the New Transocean Ordinary Shares they receive under the Schemes of Arrangement in the manner permitted by Securities Act Rule 145(d)(1).

These positions are based upon the representations made in your letter to the Division, including your representation that any person affected by the Schemes of Arrangement will be able to appear and be heard at the Court Hearing. Any different facts or conditions might require a different conclusion. Moreover, regarding whether the Section 3(a)(10) exemption from registration is available for the New Transocean Ordinary Shares to be issued under the Schemes of Arrangement, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,



Elliot B. Staffin
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 26, 2007

DIVISION OF
CORPORATION FINANCE
Mail Stop: Room 3628

John Geddes, Esquire
Baker Botts LLP
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995

Re: Transocean Inc.

Dear Mr. Geddes:

In regard to your letter of September 25, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

BAKER BOTTS L.L.P.

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

AUSTIN
BEIJING
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

September 25, 2007

John Geddes
TEL +1 713.229.1113
FAX +1 713.229.2713
john.geddes@bakerbotts.com

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Transocean Inc.
Exemption from Registration under Section 3(a)(10) of the Securities Act of 1933

Ladies and Gentlemen:

We are writing this letter on behalf of Transocean Inc. ("Transocean") seeking confirmation that the Division of Corporation Finance (the "Division") will not recommend enforcement action if, in connection with the Transactions (as defined and described herein), Transocean (a) issues 0.6996 ordinary shares, par value $0.01 per share (the "New Transocean Ordinary Shares"), of Transocean and pays $33.03 in cash in exchange for each outstanding ordinary share, par value $0.01 per share (the "Old Transocean Ordinary Shares"), of Transocean and (b) issues 0.4757 New Transocean Ordinary Shares and $22.46 in cash in exchange for each outstanding ordinary share, par value $0.01 per share (the "GlobalSantaFe Ordinary Shares"), of GlobalSantaFe Corporation ("GlobalSantaFe"), pursuant to the Schemes of Arrangement (defined below) without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act after a hearing before the Grand Court of the Cayman Islands (the "Cayman Court") to sanction the Schemes of Arrangement pursuant to which the New Transocean Ordinary Shares will be issued. This letter further requests confirmation that the Division will not recommend any enforcement action if such New Transocean Ordinary Shares are resold in conformity with the limitations set forth herein.

A. Background

On July 21, 2007, Transocean entered into an Agreement and Plan of Merger (the "Agreement") with GlobalSantaFe and Transocean Worldwide Inc., a direct wholly owned subsidiary of Transocean ("Merger Sub"). Under the terms of the Agreement, GlobalSantaFe will merge with Merger Sub by way of a scheme of arrangement qualifying as an amalgamation under Cayman Islands law, with Merger Sub continuing as the surviving corporation (the "Merger"). Immediately prior to the Merger, each outstanding Old Transocean Ordinary Share will be reclassified (the "Reclassification" and, together with the Merger, the "Transactions") by way of a scheme of arrangement under Cayman Islands law into (1) 0.6996 New Transocean Ordinary Shares and (2) $33.03 in cash (the "Transocean Cash Consideration"). At the effective time of the Merger, each outstanding ordinary share of GlobalSantaFe (the "GlobalSantaFe Ordinary Shares") will be exchanged for (1) 0.4757 New Transocean Ordinary Shares and (2) $22.46 in cash (the "GlobalSantaFe Cash Consideration" and together with the Transocean Cash

Consideration, the "Cash Consideration"). The Old Transocean Ordinary Shares and the GlobalSantaFe Ordinary Shares are each registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and listed on the New York Stock Exchange. Neither Transocean nor GlobalSantaFe has any other class or series of shares of capital outstanding.

The Transactions are intended to be implemented by way of schemes of arrangement (the "Schemes of Arrangement") under Section 86 of the Companies Law (2007 Revision) of the Cayman Islands (the "Cayman Companies Law") to be sanctioned by the Cayman Court. Transocean has obtained financing commitments for the Transactions, the aggregate proceeds of which will be sufficient for Transocean upon closing to pay the Cash Consideration to the holders of currently outstanding Old Transocean Ordinary Shares and GlobalSantaFe Ordinary Shares. Consummation of the Transactions is subject to various conditions, including, among others, (1) approval by the shareholders of GlobalSantaFe of the Merger and approval by the shareholders of Transocean of the Reclassification, the issuance of shares to the GlobalSantaFe shareholders in the Merger and the amendments to Transocean's articles and memorandum of association, in each case pursuant to the requirements specified in the Agreement, (2) the receipt of required regulatory clearances, including the expiration of the Hart-Scott Rodino waiting period and foreign competition clearances, (3) the receipt of financing sufficient to enable Transocean to deliver the Cash Consideration, (4) the accuracy of representations and warranties as of the closing date, including the absence of any material adverse effect with respect to Transocean's or GlobalSantaFe's business, as applicable, and (5) other customary closing conditions. The closing of the Transactions will occur on the first business day immediately following the day on which all of the conditions to the Transactions contained in the Agreement have been fulfilled or waived or on such other date as Transocean and GlobalSantaFe may agree. The parties estimate that the closing will take place by the end of 2007.

Pursuant to the requirements of the Cayman Companies Law, Transocean and GlobalSantaFe will present petitions to the Cayman Court to issue an order providing for the calling and holding of the separate meetings of shareholders of both Transocean and GlobalSantaFe (the "Shareholders") to consider and approve the Schemes of Arrangement. These two meetings must be held before the Court Hearing referred to below. The approval of each Scheme of Arrangement by the applicable company's Shareholders is a condition to the effectiveness of the Schemes of Arrangement, as is the sanction of the Schemes of Arrangement by the Cayman Court.[1] Each of the Shareholders will receive a proxy statement filed by Transocean and GlobalSantaFe pursuant to Rule 14a-6 under the Exchange Act and a separate scheme document (together, the "Scheme Document") for purposes of the Cayman Companies Law. Transocean and GlobalSantaFe will request the Cayman Court to set the meetings of the Shareholders and, assuming that the required votes are obtained by Shareholders of both

[1] Transocean and GlobalSantaFe reserve the right to modify the Schemes of Arrangement prior to the Court Hearings. Any modification of the Schemes of Arrangement after the Court Hearing requires the approval of the Cayman Court. However, the approval of the Schemes of Arrangement by the Shareholders and sanctioning of the Schemes of Arrangement by the Cayman Court cannot be waived by Transocean and GlobalSantaFe as conditions to the effectiveness of the Schemes of Arrangement.

companies, the Schemes of Arrangement will be the subject of a joint hearing before the Cayman Court as soon as reasonably practicable thereafter (the "Court Hearing").

B. The Schemes of Arrangement

In order for the Transactions to be implemented, each Scheme of Arrangement must be approved by the applicable company's Shareholders as of the record date at meetings called pursuant to an order of the Cayman Court (the "Shareholder Meetings"). Approval of each Scheme of Arrangement as to Transocean and GlobalSantaFe, respectively, requires the affirmative vote of a majority in number of the Shareholders of Transocean and GlobalSantaFe, respectively, present and voting, whether in person or by proxy, representing 75% or more in value of the Old Transocean Ordinary Shares held by the Transocean Shareholders or of the GlobalSantaFe Ordinary Shares held by the GlobalSantaFe Shareholders, respectively, present and voting, whether in person or by proxy, at their respective Shareholder Meetings.

Approximately one month in advance of the Shareholder Meeting, the Scheme Document and accompanying proxy forms, which contain information concerning the Schemes of Arrangement and the rights of the Shareholders, will be sent to the Shareholders. The Scheme Document contains information about the rights of each Holder to appear and be heard at the Shareholder Meeting and at the Court Hearing. The Scheme Document will also contain the date, time and place of the Court Hearing.

If the requisite Holder approvals are obtained at the Shareholder Meetings, Transocean and GlobalSantaFe will proceed with their petitions requesting the Cayman Court to sanction both of the Schemes of Arrangement. The Cayman Court will conduct the Court Hearing in open court on such petitions at which all Shareholders will be entitled to be present and be heard as described below under "C. Legal Analysis and Discussion – Section 3(a)(10) – (v) Open Hearing." Notice of the Court Hearing and the right of Shareholders to appear at the Court Hearing will also be advertised in the national and international editions of *The Wall Street Journal* and in the *Cayman Islands Gazette* at least 28 days prior to the Court Hearing. As explained further in the attached opinion from Cayman Islands counsel, in order to sanction the Schemes of Arrangement the Cayman Court will consider, among other things, whether the Scheme of Arrangement are fair to the applicable company's Shareholders (specifically, determining whether "an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve" the Schemes of Arrangement).

In support of this request, and in accordance with the Staff's requirement set forth in Revised Staff Legal Bulletin No. 3, October 20, 1999 (the "Staff Bulletin"), we attach the opinion dated September 25, 2007 (the "Opinion"), from Walkers, Cayman Islands counsel to Transocean, confirming the foregoing information regarding the proceedings before the Cayman Court and the determinations to be made by it in connection with its sanction of the Schemes of Arrangement. The Opinion also confirms that, in connection with the Court Hearing, the Cayman Court will be advised that its sanction of the Schemes of Arrangement will be the basis for qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) with respect to the New Transocean Ordinary Shares to be issued pursuant to the Schemes of Arrangement.

C. Legal Analysis and Discussion -- Section 3(a)(10)

Section 3(a)(10) of the Securities Act provides that the following securities are exempt from the registration requirements of Section 5 of the Securities Act:

> "Except with respect to a security exchanged in a case under title 11 of the United States Code, any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official or agency of the United States, or by any State or Territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval."

The three principal elements of the Section 3(a)(10) exemption that are relevant to the Schemes of Arrangement are (1) an exchange of securities, (2) a hearing on the fairness of the exchange at which persons exchanging securities have the right to appear and (3) court approval. All of these elements of the Section 3(a)(10) exemption will clearly be satisfied in connection with the Schemes of Arrangement. Moreover, the Staff has previously taken "no-action" positions under Section 3(a)(10) of the Securities Act with respect to securities issued pursuant to schemes of arrangement approved by the Cayman Court under the Cayman Companies Law. See Ashanti Goldfields Company Limited (June 19, 2002); EXEL Limited; Mid Ocean Limited; Exel Merger Company Ltd. (July 2, 1998); and LAC Minerals Limited (June 27, 1991).

The Staff's interpretations of these statutory requirements have been well established through the "no-action" letter process and are further clarified in the Staff Bulletin. In the Staff Bulletin, the Staff has set out the specific preconditions it believes must be met in order for an issuer to be eligible for the 3(a)(10) exemption: (i) the securities for which exemption is sought must be issued in exchange for securities, claims, or property interests, and cannot be issued for cash; (ii) a court must approve the fairness of the terms and conditions of the exchange; (iii) before approving the exchange, the court must find that the terms and conditions of the exchange are fair to those to whom securities would be issued; (iv) the issuer must advise the court before the court hearing that the court's approval of the exchange will form the basis of the issuer's reliance on the Section 3(a)(10) exemption; (v) before approving the exchange, the court must hold a hearing on the fairness of the terms and conditions of the exchange; (vi) the fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange; (vii) adequate notice must be given to all those persons of their right to attend the hearing, as well as adequate information necessary to assert that right; and (viii) there can not be any improper impediments to the appearance of those persons at the hearing.

In our view, all of these specifications of the Staff for an issuer to be able to use the Section 3(a)(10) exemption will be satisfied in connection with the Schemes of Arrangement. In the case of a foreign court, the Staff also indicated in the Staff Bulletin that the issuer seeking a no-action letter must provide the Division with an opinion from counsel licensed to practice in the foreign jurisdiction in question to the effect that before the foreign court can give its approval, it must consider the fairness to persons receiving securities in the exchange. The attached Opinion satisfies this requirement.

(i) *Exchange for Securities.* Under the Schemes of Arrangement, Old Transocean Ordinary Shares and GlobalSantaFe Ordinary Shares will be exchanged for (a) New Transocean Ordinary Shares and (b) Cash Consideration. The language of the Securities Act provides that the exemption is available for exchanges "partly for cash." The Staff has, in the Staff Bulletin (see footnote 5 thereof), expressed its view that the level of cash involved in an exchange must not "change its nature," but has specifically noted that transactions that are "predominantly exchanges" are exempt under Section 3(a)(10) and "the 'partly for cash' language is intended merely to permit flexibility in structuring those exchanges." See also Ashanti Goldfields Company Limited (June 19, 2002) (noting that the Staff is not generally concerned with the use of cash by the transferor to sweeten the terms of the exchange).

A number of "no-action" letters have involved the receipt of cash by the transferee. In First Commonwealth Corporation (February 16, 1976), the Staff took a "no-action" position under Section 3(a)(10) of the Securities Act for a transaction involving the payment of cash and subordinated debentures in exchange for outstanding securities, where the cash portion of the consideration represented 29% of the total consideration paid in the exchange. In addition, the Staff has taken a "no-action" position for schemes of arrangement allowing holders to elect to receive cash, securities or a combination of both (Constellation Brands, Inc. (January 29, 2003); EXEL Limited (July 2, 1998); SC Acquisition Corp. (July 10, 1996)). The Staff has also taken a "no-action" position under Section 3(a)(10) of the Securities Act for the distribution of cash and securities in connection with the settlement of litigation (Trilogy Limited (March 28, 1986); Riverbend International Corporation (March 30, 1990) (cash representing approximately 35% of the total distribution)).

In our view, the Transactions are properly characterized as being predominantly exchanges of securities, and the Cash Consideration does not change the nature thereof. Based on the closing sale price of the Old Transocean Ordinary Shares on July 20, 2007, the last trading day prior to public announcement of the Transactions, of $109.97, the Cash Consideration represents approximately 30% of the total consideration to be paid to shareholders of both Transocean and GlobalSantaFe in the Transactions.[2] Thus, the relative weight of the Cash Consideration in the Transactions is comparable to the ratio of cash consideration paid in First Commonwealth Corporation and other no-action letters.

[2] If the closing sale price of the Old Transocean Ordinary Shares on the trading day preceding the closing of the Transactions is higher or lower than $109.97, the Cash Consideration will represent a lower or higher percentage of the total consideration to be paid to shareholders of both Transocean and GlobalSantaFe in the Transactions.

Transocean and GlobalSantaFe included the Cash Consideration in the Transactions in order to deliver cash to their shareholders (analogous to using cash to "sweeten the terms of the exchange" as noted in the Ashanti Goldfields Company Limited no-action letter). Payment of the Transocean Cash Consideration is to be made pro rata to shareholders of Transocean and payment of the GlobalSantaFe Cash Consideration is to be made pro rata to shareholders of GlobalSantaFe, and the cash portion constitutes the same percentage of the total consideration for shareholders of both companies. Because the ratio between the number of New Transocean Ordinary Shares to be received by GlobalSantaFe shareholders and the number of New Transocean Ordinary Shares to be received by Transocean shareholders (.68) is the same as the ratio between the GlobalSantaFe Cash Consideration and the Transocean Cash Consideration, the payment of the Cash Consideration will not change the proportionate ownership interests of shareholders in Transocean from the proportionate interests those shareholders would have owned if the Cash Consideration had not been included in the Transactions. Accordingly, we believe that exemption of the Transactions from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof is consistent with the Staff's intent "to permit flexibility in structuring" expressed in the Staff Bulletin by permitting flexibility to include a cash payment in connection with the Transactions.

(ii) *Court Fairness Approval.* The Schemes of Arrangement can become effective only after they have been voted on and approved by the Shareholders and sanctioned by the Cayman Court. The Division has indicated previously that the term "any court" in Section 3(a)(10) includes foreign courts and this approach is clearly reiterated in the Staff Bulletin. In addition, "no-action" letters have addressed the availability of the exemption in the case of approval by courts in a variety of jurisdictions.[3] In Ashanti Goldfields Company Limited (June 19, 2002), EXEL Limited (July 2, 1998) and LAC Minerals Limited (June 27, 1991), the Division specifically indicated that the Cayman Court constitutes a court within the meaning of Section 3(a)(10) and addressed the nature of the findings required to be made by the Cayman Court in approving the Scheme of Arrangement to determine that these constituted a review of the fairness and reasonableness of the exchange of the type to which the exemption is applicable. We have been advised by Walkers that Section 86 of the Cayman Companies Law is identical to Section 86 and Section 85 of the earlier versions of the Cayman Companies Law pursuant to which Ashanti Goldfields Company Limited, EXEL Limited and LAC Minerals received "no-action" letters. Moreover, the enclosed Opinion confirms that, under applicable case law, in sanctioning the Schemes of Arrangement, the Cayman Court has a duty to see that the scheme is fair, procedurally and substantively, to the holders of each class of shareholders.

---

[3] See SanDisk Corporation (September 21, 2006) (Israeli District Court); Constellation Brands, Inc. (January 29, 2003) (Supreme Court of South Australia); AngloGold Limited (January 15, 2003) (High Court of Ghana); ForBio Inc. (September 23, 1998) (Supreme Court of Queensland, Australia); StaffMark, Inc. (September 3, 1998) (High Court of Justice, England); China Light & Power Company, Limited; CLP Holdings (January 2, 1998 (High Court of the Hong Kong Special Administrative Region); Evander Gold Mines Limited (November 8, 1996) (Supreme Court of South Africa); Ashanti Goldfields Company Limited (October 17, 1996) (Supreme Court of Victoria, Australia); Battle Mountain Gold Company; Hemlo Gold Mines Inc. (June 7, 1996) (Ontario Court of Justice); and Microsoft Corporation; SOFTIMAGE Inc. (April 8, 1994) (Quebec Superior Court).

As indicated in the enclosed Opinion, in determining whether to exercise its discretion and approve the Schemes of Arrangement, the Cayman Court will determine, among other things, whether "the proposal is such that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve." The fairness standard to be applied by the Cayman Court at the Court Hearing is identical to that which has been the subject of prior Section 3(a)(10) no-action requests to the Division. See Ashanti Goldfields Company Limited, EXEL Limited and LAC Minerals. As indicated in the enclosed Opinion, the fact that the Schemes of Arrangement may not be challenged at the Court Hearing or the fact that the Schemes of Arrangement are approved by the requisite votes of shareholders in each case, will not relieve the Cayman Court of its duty to determine that each of the Schemes of Arrangement is fair to the Shareholders. The Scheme Document will be submitted to the Cayman Court prior to the Shareholder Meetings and the Court Hearing, thus ensuring that the Cayman Court has all details of the Transactions available to it.

(iii) *Hearing Requirement.* As indicated above, under Section 86 of the Cayman Companies Law, prior to giving its sanction the Cayman Court will hold the Court Hearing to determine whether the terms and conditions of the exchanges contemplated by the Schemes of Arrangement are fair to the Shareholders.

(iv) *Court Awareness of Section 3(a)(10).* As indicated above, the Cayman Court will be advised that its sanction of the Schemes of Arrangement will be the basis for qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) with respect to the New Transocean Ordinary Shares to be issued pursuant to the Schemes of Arrangement.

(v) *Open Hearing.* In accordance with the requirement of a hearing in open Court under Section 86 of the Cayman Companies Law, each Shareholder who voted at the Shareholder Meetings (in person or by proxy) and any person who gave voting instructions to a custodian or clearing house who voted at the Shareholder Meetings will have the right to appear and be heard at the Court Hearing. Because all holders of ordinary shares outstanding as of the record dates for the Shareholder Meetings will be entitled to vote, all holders of ordinary shares of Transocean and GlobalSantaFe will be allowed to participate at the relevant Court Hearing. In addition, as indicated in the Opinion, based on its usual practice, the Cayman Court would adopt the established practice under English law that entitles all of those persons affected by the terms of the applicable Scheme to appear and be heard at the relevant Court Hearing, and, in the absence of any statutory exception to the contrary, the Cayman Court has wide discretion to hear from interested persons at the Court Hearing. In addition, we are advised that the Cayman Court may be prepared to hear any other person who it is satisfied has a substantial economic interest in the Schemes of Arrangement. In our view, the Court Hearings satisfy the requirement set forth in the Staff Bulletin that the "hearing must be open to everyone to whom securities would be issued in the proposed exchange."[4]

---

[4] Ashanti Goldfields Company Limited (June 19, 2002), EXEL Limited (July 2, 1998) and LAC Minerals Limited (June 27, 1991) involved hearings under an earlier version of Section 86 of the Cayman Companies Law.

(vi) *Notice.* In order to provide appropriate notice of the Court Hearing in a timely manner, each Shareholder will be notified in the Scheme Document of the date, time and place of the Court Hearing and of its right to appear at such hearing. The Scheme Document will explain the right of the Shareholders to attend the Court Hearing and to be heard, as well as other information relating to the Transactions. Notice of the Court Hearing and the right of Shareholders to appear at the Court Hearing will also be advertised in the national and international editions of *The Wall Street Journal* and in the *Cayman Islands Gazette* at least 28 days prior to the Court Hearing.

(vii) *No Improper Impediments.* The Court Hearing will be public and open to all Shareholders. There are no restrictions or prerequisites to attendance at the Court Hearing, and, as indicated above, any Shareholder present who voted at the Shareholders Meetings (in person or by proxy), any person who gave voting instructions to a custodian or clearing house who voted at the Shareholder Meetings and any other person who is affected by the terms of the applicable Scheme or who the Cayman Court is satisfied has a substantial economic interest in the Schemes of Arrangement will be permitted to speak. Each of Transocean and GlobalSanteFe has represented and will state in the Scheme Document that it will not seek to object to the participation by any Shareholder in the Court Hearing on the grounds that such person does not have a substantial economic interest in the relevant shares.

(viii) *Sufficient Knowledge.* The Division has indicated in the Staff Bulletin that the reviewing court "must have sufficient information before it is to determine the value of both the securities, claims or interests to be surrendered and the securities to be issued in the proposed transaction." The Cayman Court will be provided with copies of the Scheme Document and documents incorporated by reference therein, which will include detailed financial information. Indeed, the Scheme Document is being provided to the Cayman Court in connection with the preliminary application by Transocean and GlobalSantaFe to the Cayman Court requesting it to call the Shareholder Meetings. In addition, Transocean will endeavor to provide to the Cayman Court with any other information it may request in connection with its review of the Transactions.

Based on the foregoing analysis and relying in part on the Opinion, we are of the opinion that the issuance of the New Transocean Ordinary Shares to the Shareholders in exchange for the Old Transocean Ordinary Shares and GlobalSantaFe Ordinary Shares is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof. We respectfully request that the Division confirm that this opinion is correct or, alternatively, that the Division confirm that it will not recommend any enforcement action to the Commission if the New Transocean Ordinary Shares are issued to the Shareholders upon implementation of the

---

We have been advised by Walkers that the persons entitled to appear and be heard at the Court Hearings are the same categories of persons entitled to appear and be heard under such earlier version of Section 86 and the same categories of persons as those entitled to appear and be heard at hearings considering schemes of arrangement under United Kingdom law, which has also been the subject of prior "no-action" letters. *See, e.g.*, Xyratex Group Limited (formerly Xyratex plc) (May 29, 2002); Global TeleSystems (June 14, 2001); John Wood Group PLC (March 1, 2001); Williams PLC (January 4, 2001); Lason Inc. (June 7,1999); Omnicom Group Inc. (January 28, 1999).

Schemes of Arrangement without compliance with the registration provisions of the Securities Act, in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act.

D. Resale Limitations

It is our understanding, based on "no-action" letters and the Staff Bulletin, that the resale status of the New Transocean Ordinary Shares, assuming that such New Transocean Ordinary Shares are not registered upon issuance or thereafter under the Securities Act in reliance upon the Section 3(a)(10) exemption therefrom, will be as follows:

(a) The New Transocean Ordinary Shares received in the Schemes of Arrangement would not be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.

(b) Persons who (i) were not affiliates of Transocean or GlobalSantaFe before the effective time of the Schemes of Arrangement and (ii) are not affiliates of Transocean after the effective time of the Schemes of Arrangement, would be permitted to sell any New Transocean Ordinary Shares received in the Schemes of Arrangement without regard to Rule 144 or Rule 145(c) and (d) under the Securities Act.

(c) Persons who were affiliates of Transocean or GlobalSantaFe before the effective time of the Schemes of Arrangement, but who are not affiliates of Transocean after the effective time of the Schemes of Arrangement, would be persons described in Rule 145(c) and would be permitted to resell any New Transocean Ordinary Shares they receive pursuant to the Schemes of Arrangement in the manner permitted by Rule 145(d). Such persons would be permitted to sell New Transocean Ordinary Shares in the manner permitted by Rule 145(d)(1) (without regard to the holding period required by Rule 144(d)). In computing the holding period of the New Transocean Ordinary Shares for the purposes of Rule 145(d)(2) or (3), however, such persons would not be permitted to "tack" the holding period of their Old Transocean Ordinary Shares or GlobalSantaFe Ordinary Shares held prior to the effective time of the Schemes of Arrangement.

(d) Persons who were affiliates of Transocean or GlobalSantaFe before, and who are affiliates of Transocean after, the effective time of the Schemes of Arrangement may resell any New Transocean Ordinary Shares they receive upon implementation of the Schemes of Arrangement pursuant to Rule 145(d)(1) without regard to the holding period required by Rule 144(d).

We respectfully request that the Division confirm that it will not recommend any enforcement action to the Commission if resales of the New Transocean Ordinary Shares issued pursuant to the Schemes of Arrangement are made in conformity with the restrictions set forth above.

E. Timing Considerations

We note the applicability to the Schemes of Arrangement of the practical timing issue described in point 3 of the Staff Bulletin since, under Section 86 of the Cayman Companies Law, the Court Hearing may be held only after the Shareholders have approved the Schemes of Arrangement at the meetings called by the Cayman Court. This raises the concern that, at the time of the mailing of the Scheme Document (which is scheduled to be made during October 2007), not all of the technical requirements for the 3(a)(10) exemption will have been met, and the offering of the New Transocean Ordinary Shares pursuant to the Schemes of Arrangement will not have been registered under the Securities Act. The Schemes of Arrangement will not, of course, be effective unless the Cayman Court sanctions such Schemes of Arrangement at the Court Hearing. This sequence of events is typical in schemes of arrangement of this type, which have frequently been the subject of "no-action" letters for exemptions under Section 3(a)(10). The Staff Bulletin indicates that "[i]n these situations, the Division has not objected to a vote before a fairness hearing, even though this means an investment decision is made before the fairness hearing." In accordance with the Staff Bulletin, Transocean and GlobalSantaFe will submit to the Cayman Court the Scheme Document before it mails the Scheme Document to the Shareholders.

If you have any questions or require additional information, please contact Gene J. Oshman at (713) 229-1178, John D. Geddes at (713) 229-1113 or James H. Mayor at (713) 229-1749. If for any reason you expect to provide a response that is unable to confirm our views as expressed herein, we would appreciate the opportunity to discuss the matter with you prior to delivery of your written response. Thank you very much for your cooperation and consideration in this matter.

Very truly yours,

BAKER BOTTS L.L.P.

By: 
John D. Geddes



CAYMAN ISLANDS

BRITISH VIRGIN ISLANDS

DUBAI

HONG KONG

JERSEY

LONDON

25 September 2007

Our Ref: RDL/bk/90-60733

Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002-4995
United States of America

Dear Sirs

TRANSOCEAN INC.

We have been asked to provide this legal opinion to you with regard to the laws of the Cayman Islands in relation to Transocean Inc. ("**Transocean**"). We have acted as Cayman Islands Counsel to Transocean in connection with certain proposed schemes of arrangement (the "**Schemes**") under Section 86 of the Companies Law (2007 Revision) of the Cayman Islands (the "**Companies Law**"), pursuant to which it is proposed that each of Transocean and GlobalSantaFe Corporation ("**GlobalSantaFe**") enter into interdependent Schemes with their own shareholders, in respect of which Schemes the sanction of the Grand Court of the Cayman Islands (the "**Grand Court**") will be sought. The proposed Schemes are more fully described in your letter, dated 25 September 2007, to the Division of Corporation Finance (the "**Division**") of the United States Securities and Exchange Commission (the "**SEC**"), seeking certain confirmations under the US Securities Act of 1933, as amended from time to time (the "**Securities Act**"), in reliance upon the exemption from registration provided by Section **3(a)(10)** of the Securities Act.

You have asked us to describe certain procedures under section 86 of the Companies Law with respect to the Schemes and to confirm certain statements made in your letter to the Division. In rendering this opinion, we have reviewed originals, copies, drafts or conformed copies of the following documents:

(a) the Agreement and Plan of Merger dated 21 July 2007 between Transocean, Transocean Worldwide Inc. and GlobalSantaFe (the "**Agreement**"); and

(b) your letter dated 25 September 2007 addressed to the Division.

We are providing this letter to you only as to, and based on, circumstances and matters of fact existing and known to us on the date of this letter. This letter only relates to the laws of the Cayman Islands which are in force on the date of this letter.

Walkers
Walker House, 87 Mary Street, George Town
Grand Cayman KY1-9001, Cayman Islands
T +1 345 949 0100 F +1 345 949 7886 www.walkersglobal.com

Section 86 Companies Law

Under the heading "*Arrangements and Reconstructions*" Section 86 states:

> *"(1) Where a compromise or arrangement is proposed between a company and its creditors or any class of them, or between the company and its members or any class of them, the Court may, on the application of the company or of any creditor or member of the company, or where a company is being wound up, of the liquidator, order a meeting of the creditors or class of creditors, or of the members of the company or class of members, as the case may be, to be summoned in such a manner as the Court directs.*
>
> *(2) If a majority in number representing seventy-five per cent in value of the creditors or class of creditors, or members or class of members, as the case may be, present and voting either in person or by proxy at the meeting, agree to any compromise or arrangement, the compromise or arrangement shall, if sanctioned by the Court, be binding on all the creditors or the class of creditors, or on the members or class of members, as the case may be, and also on the company or, where a company is in the course of being wound up, on the liquidator and contributories of the company.*
>
> *(3) An order made under subsection (2) shall have no effect until a copy of the order has been delivered to the Registrar for registration, and a copy of every such order shall be annexed to every copy of the memorandum of association of the company issued after the order has been made, or, in the case of a company not having a memorandum, of every copy so issued of the instrument constituting or defining the constitution of the company.*
>
> *(4) If a company makes default in complying with subsection (3), the company and every officer of the company who is in default shall be liable to a fine of two dollars for each copy in respect of which default is made.*
>
> *(5) In this section the expression "company" means any company liable to be wound up under this Law and the expression "arrangement" includes a reorganisation of the share capital of the company by the consolidation of shares of different classes or by the division of shares into shares of different classes or by both those methods."*

The established practice of the Grand Court on applications under section 86 is substantially the same as the equivalent English practice and procedure. The Cayman practice and procedure can be found in the Grand Court Rules applicable in the Cayman Islands at Order 102 (rule 21) and in Practice Direction No 1/2002 which deals with schemes of arrangement under section 86 of the Companies Law.

Section 425 of the English Companies Act 1985 (or section 206 of the English Companies Act 1948, or earlier English enactments from which it is derived) is in all material respects the same as section 86 of the Companies Law. The decided English cases deal with the substantive law aspects of the proceeding and are likely to be highly persuasive in the Grand Court and applied in the same way as they would in the English Courts.[1] The relevant Cayman authorities are <u>Re Euro Bank Corporation</u>, <u>Re SIIC Medical Science and Technology</u>

[1] Pursuant to section 18(2) of the Grand Court Law.

(Group) Limited, Re Universal Tours Ltd and Re General Oriental Investments Ltd[2].

Section 86 of the Companies Law applies to a compromise or arrangement. The word "arrangement" has been interpreted very widely by the Cayman and English Courts (see Re SIIC Medical Science and Technology (Group) Limited and Mercantile Investment and General Trust Co. v International Co. of Mexico[3]) and its meaning in the equivalent English section has been held not to be limited to something analogous to a compromise (see Re Guardian Assurance Co.[4]). Schemes ranging from a simple re-arrangement of the rights of classes of shareholders to complex amalgamations involving a variety of companies, with a complete reorganisation of their share and loan capital, have been held to fall within the ambit of the section. Courts have held that schemes involving the modification of the rights of debenture-holders, shareholders and other creditors may be sanctioned. Further, it has been held that a scheme may involve the acquisition by one company of the whole share capital of another (see Re SIIC Medical Science and Technology (Group) Limited and Re National Bank Ltd.[5] and Re Hellenic & General Trust Ltd.[6]) and the acquisition by the majority of the minority's shares (see Sun Alliance Insurance v IRC[7]). In conclusion therefore we confirm that in our opinion the proposed Schemes are schemes of arrangement within the meaning and application of section 86 of the Companies Law.

As to the function of the Court, Re Anglo-Continental Supply Co. Limited[8] held that in exercising its power of sanction the Court will need to be satisfied that:

> "*First, that the provisions of the statute have been complied with. Secondly, that the class was fairly represented by those who attended the meeting and that the statutory majority are acting bona fide and are not coercing the minority in order to promote interests adverse to those of the class whom they purport to represent, and, thirdly, that the arrangement is such as a man of business would reasonably approve.*"

Maugham J. elaborated on this, stating that the duty of the Court is, among other things, to determine whether "*the proposal is such that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve*". (See Re Dorman, Long and Company Ltd.[9]). In a later case, Plowman J. in Re National Bank[10] added to this by concluding as follows:

> "*Under Section 206 an arrangement can only be sanctioned if the question of its fairness has first of all been submitted to the court.*"

The reference to section 206 is to section 206 of the English Companies Act 1948, which is identical in all material respects to section 86 of the Companies Law and which was re-enacted as section 425 of the English Companies Act 1985.

---

[2] [2003] CILR 205, [2003] CILR 355, [1994-95] CILR N8 and [1997] CILR N6 respectively.
[3] [2003] CILR 355 per Levers J. and [1893] 1 Ch. 484 n(2), per Fry L.J. respectively.
[4] [1917] 1 Ch. 431.
[5] [2003] CILR 355 and [1966] 1 W.L.R. 819 respectively.
[6] [1975] 3 A.E.R. 382.
[7] [1972] 1 Ch. 133.
[8] [1922] 2 Ch. 723 at 736, per Ashbury J.
[9] [1934] 1 Ch. 635 at 657.
[10] Loc. cit. at 829.

In sanctioning a compromise or arrangement under section 86 of the Companies Law the Grand Court therefore has a duty to ensure that the compromise or arrangement is fair. If the proxy statement circulated to the shareholders of each of Transocean and GlobalSantaFe provides adequate disclosure to ensure that those entitled to vote at the Court Meetings are provided "*with all the information reasonably necessary to enable them to make an informed decision about the merits*" of the Schemes (see paragraph 3.4 of Practice Direction No 1/2002) and the Schemes are approved by the requisite majority at the respective Court Meetings, the Grand Court, in the absence of a challenge to the Schemes at the sanction hearing, will be slow to differ from the view of the shareholders. However, the fact that the Schemes may not be challenged at the sanction hearing before the Grand Court or the fact that the Schemes are approved by the requisite votes of shareholders in each case, will not relieve the Grand Court of its duty to see that the each of the Schemes is fair to the shareholders of each company. The proxy statement describing the terms of the Schemes and required to be circulated to shareholders of each of Transocean and GlobalSantaFe will be submitted to the Grand Court at the directions hearing and will be considered by the Grand Court in determining whether to convene the Court Meetings. It is our opinion that the Grand Court would not convene the Court Meetings if it considered the disclosure in the proxy statement to be unfair or misleading.

The sanction hearing will be in open court. All shareholders will receive notice of the date, time and place of the sanction hearing and of their right to attend the hearing. At the sanction hearing, any person who voted at the relevant Court Meeting, and any person who gave voting instructions to a custodian or clearing house who voted at the relevant Court Meeting, shall be entitled to be heard on the petition to sanction the Scheme. (See GCR O. 102, r. 21(10).). The Grand Court Rules set out certain classes of person who are entitled to attend and be heard at the sanction hearing; in our opinion, the proper construction of the Rules does not restrict the class of people who are entitled to attend and be heard to those persons expressly stated in the Rules as being permitted to be heard. The practice adopted by the English courts is one that entitles all those affected by the terms of a scheme to appear and be heard at the sanction hearing.[11] Furthermore, there is English authority for the proposition that, because there are no statutory restrictions as to who may attend and be heard at the sanction hearing, the court has a wide residuary discretion to hear from interested persons. Whilst not formally binding, the decisions of the English courts are of highly persuasive authority in the Grand Court and it is the usual practice of the Grand Court to follow the decisions of the English courts in the consideration of like matters. Based on this practice, the Grand Court would allow all those affected by the terms of a scheme to appear and be heard at the sanction hearing and apply the English decisions that demonstrate that in appropriate circumstances the court will hear from interested persons, even those who are not members of the class directly affected by the scheme (See Re BAT Industries plc. and Re P&O Steam Navigation Co.[12]), and exercise the wide discretion that it has in this regard to hear from all interested persons. In addition, the Grand Court may be prepared to hear any person who it is satisfied has a substantial economic interest in the shares to which the Scheme relates.[13] Whether a person has a substantial economic interest in the relevant shares is a factual question determined on a case by case basis by reference to the relevant factual circumstances. This provision, if anything, widens the existing classes of people whom the Grand Court has a discretion to permit to attend and to be heard beyond those already described above. In our experience the Grand Court is likely to err on the side of caution in

[11] "*Practice and Procedure in the Companies Court*" *at para. 3.6.6.*
[12] Both unreported: 3 September, 1998 and 2 March, 2006 respectively.
[13]Para. 5.4 of the Practice Direction No 1/2002.

making such a determination and will not easily deny any person the opportunity to be heard. Each of Transocean and GlobalSantaFe has represented that it will not seek to object to the participation by any shareholder in the sanction hearing on the grounds that such person does not have a substantial economic interest in the relevant shares.

Once the sanction of the Grand Court has been given to the Schemes and the Order sanctioning each Scheme has been filed with the Registrar of Companies then the arrangements set out therein are binding on all the shareholders of each company, and on the companies themselves, pursuant to section 86(2) of the Companies Law.

In addition, evidence will be put before the Grand Court to confirm that the Grand Court's sanctioning of each of the Schemes will be the basis for qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof with respect to the new shares to be issued pursuant to the Schemes.

We express no view as to the commercial terms of the Schemes or whether such terms represent the intentions of the parties and make no comment with regard to the representations which may be made by either Company.

This opinion is limited to the matters referred to herein and shall not be construed as extending to any other matter or document not referred to herein. This opinion is given solely for your benefit and, save for the Division, may not be relied upon by any other person without our prior written consent.

This opinion shall be construed in accordance with the laws of the Cayman Islands.

Yours faithfully



WALKERS

END